EXHIBIT 99.3

SNDL Inc.

Management’s Discussion and Analysis

For the year ended December 31, 2023

Management’s Discussion and Analysis

This Management’s Discussion and Analysis (“MD&A”) of the financial condition and performance of SNDL Inc. (“SNDL” or the “Company”) for the year ended December 31, 2023 is dated March 20, 2024. This MD&A should be read in conjunction with the Company’s audited consolidated financial statements and the notes thereto for the years ended December 31, 2023 and December 31, 2022 (the “Audited Financial Statements”) and the risks identified in the Company’s Annual Information Form dated March 20, 2024 (the “AIF”) and elsewhere in this MD&A. This MD&A has been prepared in accordance with National Instrument 51-102 – Continuous Disclosure Obligations and is presented in thousands of Canadian dollars, except where otherwise indicated. All share amounts in this MD&A have been adjusted retrospectively to reflect the Share Consolidation (as defined herein) unless otherwise noted. See “Liquidity and Capital Resources – Equity”.

MD&A – Table of Contents

COMPANY OVERVIEW

SNDL Inc. operates under four reportable segments:

•
Liquor retail sales of wines, beers and spirits;
•
Cannabis retail sales of cannabis products and accessories through corporate-owned and franchised cannabis retail operations;
•
Cannabis operations as a licensed producer that grows cannabis using indoor facilities and manufactures cannabis products, providing proprietary cannabis processing services; and
•
Investments targeting the cannabis industry.

The principal activities of the Company are the retailing of wines, beers and spirits under the Wine and Beyond, Ace Liquor, and Liquor Depot retail banners; the operation and support of corporate-owned and franchise retail cannabis stores in certain Canadian jurisdictions where the private sale of recreational cannabis is permitted, under the Value Buds, Sweet Tree, Spiritleaf, Superette and Firesale retail banners; the manufacturing of cannabis products providing proprietary cannabis processing services, the production, distribution and sale of cannabis domestically and for export pursuant to the Cannabis Act (Canada) (the “Cannabis Act”) through a cannabis brand portfolio that includes Top Leaf, Contraband, Citizen Stash, Sundial Cannabis, Vacay, Spiritleaf Selects, Palmetto, Value Buds, Versus, Bonjak, Namaste, Re-up and Grasslands; and, the provision of financial services through the deployment of capital to direct and indirect investments and partnerships throughout the cannabis industry.

The Company produces and markets cannabis products for the Canadian adult-use market and for the international medicinal market. SNDL’s operations cultivate cannabis using approximately 380,000 square feet of total space in Atholville, New Brunswick. SNDL’s extraction and manufacturing operations include 84,506 square feet of total space in British Columbia and 25,500 square feet of total space in Ontario. The Company has a distribution network that covers 98% of the national adult-use cannabis industry.

SNDL and its subsidiaries operate solely in Canada. Through its joint venture, SunStream Bancorp Inc. (“SunStream”), the Company provides growth capital that pursues indirect investment and financial services opportunities in the cannabis sector, as well as other investment opportunities. The current investment portfolio of SunStream is comprised of secured debt and hybrid debt and derivative instruments with United States based cannabis businesses. The Company also makes strategic portfolio investments in debt and equity securities.

The Company also owns approximately 63% of Nova Cannabis Inc. (“Nova”), whose principal activities are related to the retail sale of cannabis.

SNDL was incorporated under the Business Corporations Act (Alberta) (the “ABCA”) on August 19, 2006. The Company’s common shares are listed under the symbol “SNDL” on the Nasdaq Capital Market (“Nasdaq”).

On July 25, 2022, the Company’s shareholders approved a special resolution amending the articles of SNDL to change the name of the Company from “Sundial Growers Inc.” to “SNDL Inc.” and the change became effective on the same day. In light of the evolution of SNDL’s business over the past two years, the new name more appropriately reflects the operating model and strategy across liquor and cannabis retail, cannabis cultivation and production and investments. The rebrand underscores SNDL’s differentiated vertical integration model and reorients to its position as Canada’s largest private sector regulated cannabis and liquor product platform.

Effective as of January 1, 2023, SNDL amalgamated with its wholly-owned subsidiary, Alcanna Inc. (“Alcanna”), under the ABCA which resulted in the formation of the currently existing corporation, SNDL Inc.

SNDL is headquartered in Calgary, Alberta, with operations in Edmonton, Alberta, Kelowna, British Columbia, Bolton, Ontario, Toronto, Ontario and Atholville, New Brunswick, and corporate-owned and franchised retail liquor and cannabis stores in five provinces across Canada.

SNDL’s overall strategy is to build sustainable, long-term shareholder value by improving liquidity and cost of capital while optimizing the capacity and capabilities of its production facilities in the creation of a consumer-centric brand and product portfolio. SNDL’s retail operations will continue to build a Canadian retail liquor brand and a network of retail cannabis stores across Canadian jurisdictions where the private distribution of cannabis is legal. SNDL’s investment operations seek to deploy capital through direct and indirect investments and partnerships throughout the cannabis industry.

RECENT DEVELOPMENTS

Cost-saving measures and rightsizing cannabis operations

Beginning in February 2023, the Company undertook a rightsizing of cannabis cultivation operations in both Olds, Alberta, and Atholville, New Brunswick in an effort to focus the facility on premium products and brands. The Valens Transaction (as defined below) accelerated the need to optimize and rationalize SNDL’s manufacturing and operational footprint to better address market saturation and oversupply. On October 19, 2023, the Company announced that it would consolidate all cultivation activities at its Atholville, New Brunswick Facility (the “Atholville Facility”) following the centralization of SNDL’s manufacturing, processing and production operations to Kelowna, British Columbia.

In connection with the closing of the Olds facility, the Company recorded non-cash impairment charges of $15.6 million during the fourth quarter of 2023 (See “Cannabis Operations Segment Results – Asset Impairment”). The Atholville Facility will continue to focus on cultivation, research and development, and supply chain efficiencies with an aim to realize additional cost savings while ensuring no disruptions to the availability of SNDL’s current product portfolio.

Strategic partnership with nova

On May 5, 2023, Nova’s shareholders approved the previously announced agreement with SNDL to implement a strategic partnership to create a well-capitalized cannabis retail platform in Canada, pursuant to the implementation agreement entered into between SNDL and Nova dated December 20, 2022 (as amended to date, the “Implementation Agreement”).

On June 1, 2023, SNDL provided an update on its proposed transaction with Nova (the “Nova Transaction”), that it had amended the terms of the plan of arrangement (such amended form being the “Amended Plan of Arrangement”) approved by the SNDL shareholders at its annual and special meeting of shareholders held on July 25, 2022, pursuant to which SNDL intended to distribute certain of its Nova common shares to SNDL shareholders.

On November 17, 2023, the Company and Nova announced the mutual decision to terminate the Implementation Agreement concerning the Nova Transaction. The previously planned distribution of Nova common shares to SNDL shareholders in connection with the Nova Transaction, pursuant to the Amended Plan of Arrangement, will not proceed.

OTHER DEVELOPMENTS

Investments at amortized cost

On February 16, 2021, the Company announced a $22 million strategic investment (the “Indiva Investment”) in Indiva Limited (“Indiva”). The Indiva Investment closed on February 23, 2021. The Indiva Investment was completed in the form of a brokered private placement of 25 million common shares of Indiva at a price of $0.44 per common share, for gross proceeds of $11 million, and a non-revolving secured term loan to Indiva in the principal amount of $11 million (the “Indiva Term Loan”). The Indiva Term Loan bore interest at a rate of 9% per annum. On October 4, 2021, the Company provided an additional $8.5 million principal loan to Indiva and amended the Indiva Term Loan to an interest rate of 15% per annum and maintained the maturity date of February 23, 2024. Accrued and unpaid interest of $0.3 million was added to the outstanding principal balance, bringing the total principal outstanding to $19.8 million. On August 28, 2023, the Company amended the maturity date to February 24, 2026.

LIGHTBOX Acquisition

On March 28, 2023, the Company announced that it entered into an agreement with Lightbox Enterprises Ltd. ("Lightbox") pursuant to which, in connection with Lightbox’s proceedings under the Companies’ Creditors Arrangement Act (Canada) (“CCAA”), the Company (or its designee) will acquire the assets comprising four cannabis retail stores operating under the Dutch Love cannabis retail banner for total consideration value of $7.8 million. The purchase price is to be satisfied by (i) certain cash payments, (ii) the cancellation of debt owing by Lightbox to the Company, and (iii) the issuance of SNDL common shares.

The closing of the acquisition is subject to customary closing conditions, including the receipt of requisite regulatory approvals, and the closing is expected to occur (in whole or in part) in 2024.

Valens Acquisition

On January 17, 2023, the Company acquired all of the issued and outstanding common shares of Valens, other than those owned by SNDL and its subsidiaries, by way of a statutory plan of arrangement (the “Valens Transaction”). The Valens Transaction consideration was comprised of (i) the assumption of Valens’ $60 million non-revolving term loan facility from its then existing lender, as described above, (ii) an aggregate 27.6 million SNDL common shares valued at $84.0 million based on the fair value of each common share of the Company on the closing date (0.3334 of a SNDL common share for each Valens common share), and (iii) contingent consideration valued at $0.6 million representing the fair value of Valens stock options.

Effective as of January 1, 2024, Valens amalgamated with certain of its subsidiaries under the Canada Business Corporations Act, resulting in the creation of the amalgamated corporation, Valens Agritech Ltd. (as amalgamation successor of Valens) is a manufacturer of cannabis products providing proprietary cannabis processing services, in addition to product development, manufacturing, and commercialization of cannabis consumer packaged goods. Valens products are formulated for the medical, health and wellness, and recreational consumer segments.

A Valens subsidiary, Green Roads, Inc., was sold and has been classified as held for sale and discontinued operations. A Valens facility located in Mission, British Columbia was also classified as held for sale and was disposed of during 2023.

Superette Acquisition

On February 7, 2023, the Company announced that in the context of certain of the Superette entities, including Superette Inc. and Superette Ontario Inc., proceedings under the CCAA, it has successfully closed the Superette Transaction (as defined below) contemplated by the agreement of purchase and sale dated August 29, 2022 (as amended and restated on December 12, 2022) and the approval and vesting order issued by the Ontario Superior Court of Justice (Commercial List) on December 20, 2022. The Company acquired the right, title and interest in (i) five Superette retail locations within Toronto and Ottawa; (ii) the intellectual property rights related to the Superette brand; and (iii) the shares of Superette Ontario (collectively, the “Superette Transaction”).

share repurchase program

On November 13, 2023, the Company announced that the board of directors of the Company (the “Board”) approved a renewal of the share repurchase program upon its expiry on November 20, 2023. The share repurchase program authorizes the Company to repurchase up to $100 million of its outstanding common shares through open market purchases at prevailing market prices. SNDL may purchase up to a maximum of 13.1 million common shares under the share repurchase program, representing approximately 5% of the issued and outstanding common shares as at the date of announcement, and will expire on November 20, 2024. The share repurchase program does not require the Company to purchase any minimum number of common shares and repurchases may be suspended or terminated at any time at the Company’s discretion. The actual number of common shares which may be purchased pursuant to the share repurchase program and the timing of any purchases will be determined by SNDL’s management and the Board. All common shares purchased pursuant to the share repurchase program will be returned to treasury for cancellation.

Refer to “Liquidity and Capital Resources – Equity” below for further details regarding common shares purchased and cancelled during 2022 and 2023.

FINANCIAL HIGHLIGHTS

The following table summarizes selected financial information of the Company for the periods noted.

($000s, except per share amounts)	YTD 2023	YTD 2022	Change	% Change
Financial
Gross revenue	957,725	729,694	228,031	31%
Net revenue	909,006	712,197	196,809	28%
Cost of sales	689,338	558,089	131,249	24%
Gross profit (1)	190,415	140,375	50,040	36%
Gross profit %	21%	20%		1%
Gross profit before fair value adjustments (1)(2)	189,024	147,096	41,928	29%
Gross profit before fair value adjustments % (2)	21%	21%		1%
Operating income (loss)	(162,818)	(347,774)	184,956	53%
Adjusted operating income (loss) (2)	(97,675)	(173,985)	76,310	44%
Net loss from continuing operations attributable to owners of the Company	(168,125)	(335,114)	166,989	50%
Per share, basic and diluted	(0.65)	(1.46)	0.81	55%
Net loss attributable to owners of the Company	(172,660)	(335,114)	162,454	48%
Per share, basic and diluted	(0.67)	(1.46)	0.79	54%
Adjusted EBITDA from continuing operations (2)	29,205	(15,831)	45,036	284%

Statement of Financial Position
Cash and cash equivalents	195,041	279,586	(84,545)	-30%
Inventory	129,060	127,782	1,278	1%
Property, plant and equipment	152,916	143,409	9,507	7%
Total assets	1,473,164	1,559,350	(86,186)	-6%
(1)
Includes inventory obsolescence and impairment of $30.6 million for the year ended December 31, 2023, and $7.0 million for year ended December 31, 2022.
(2)
Adjusted EBITDA from continuing operations, gross profit before fair value adjustments, gross profit before fair value adjustments percentage and adjusted operating income (loss) are specified financial measures that do not have standardized meanings prescribed by International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”) and therefore may not be comparable to similar measures used by other companies. Refer to the “Specified Financial Measures” section of this MD&A for further information.

CONSOLIDATED RESULTS

General and administrative

	Year ended December 31
($000s)	2023	2022
Salaries and wages	114,684	80,134
Consulting fees	4,320	1,934
Office and general	51,191	37,061
Professional fees	14,620	11,563
Merchant processing fees	6,332	4,748
Director fees	550	472
Other	8,028	4,256
	199,725	140,168

General and administrative expenses for the year ended December 31, 2023 were $199.7 million compared to $140.2 million for the year ended December 31, 2022. The increase of $59.5 million was mainly due to increases in salaries and wages and office and general expenses as a result of the Alcanna, Valens and Zenabis Ltd. (“Zenabis”) acquisitions (refer to note 5 of the Audited Financial Statements).

Share-based compensation

	Year ended December 31
($000s)	2023	2022
Equity-settled expense
Simple warrants	(332)	1,299
Stock options	(1)	78
Restricted share units	13,350	9,423
Cash-settled expense
Deferred share units	2,383	(1,129)
	15,400	9,671

Share-based compensation expense includes the expense related to the Company’s issuance of simple and performance warrants, stock options, restricted share units (“RSUs”) and deferred share units (“DSUs”) to employees, directors, and others at the discretion of the Board. Share-based compensation also includes the expense related to Nova’s issuance of RSUs and DSUs.

Share-based compensation expense for the year ended December 31, 2023 was $15.4 million compared to $9.7 million for the year ended December 31, 2022. The increase of $5.7 million was primarily due to an increase in RSU expense and DSU expense, partially offset by a decrease in simple warrant expense. The increase in RSU expense was due to the issuance of new RSUs during the year, partially offset by the vesting of RSUs granted in prior years. The increase in DSU expense was mainly caused by a smaller fair value decrease compared to the prior year and an increase in the number of DSUs issued due to the Board adding an additional director at the beginning of the year. The decrease in simple warrant expense was caused by the vesting of awards issued in prior years in addition to the recovery of unvested forfeitures.

Restructuring costs

	Year ended December 31
($000s)	2023	2022
Restructuring costs (recovery)	19,573	(670)

Restructuring costs for the year ended December 31, 2023 of $19.6 million related to severance costs relating to workforce reductions, legal costs that relate directly to the restructuring and costs related to the closure of the Olds facility. Restructuring recoveries for the year ended December 31, 2022 of $0.7 million related to professional fees.

Transaction costs

	Year ended December 31
($000s)	2023	2022
Transaction costs	3,718	1,352

Transaction costs for the year ended December 31, 2023 were $3.7 million compared to $1.4 million for the year ended December 31, 2022. Transaction costs in the current period relate to various acquisitions, including Valens and Superette. Transaction costs in the comparative period relate to various acquisitions, partially offset by a recovery related to the reversal of a provision for costs associated with securities class action lawsuits. The provision was recorded at the full amount payable upon settlement and has now been reduced by the amount covered by the Company’s director and officer insurance policy.

Finance costs

	Year ended December 31
($000s)	2023	2022
Cash finance expense
Other finance costs	81	178
	81	178
Non-cash finance expense
Change in fair value of investments at fair value through profit or loss	3,317	36,087
Accretion on lease liabilities	7,921	5,903
Financial guarantee liability recovery	(139)	(59)
Other	1,039	89
	12,138	42,020
Interest income	(857)	(884)
	11,362	41,314

Finance costs include accretion expense related to lease liabilities, finance income related to net investment in subleases, change in fair value of investments at Fair Value Through Profit or Loss (“FVTPL”) and certain other expenses.

Finance costs for the year ended December 31, 2023 were $11.4 million compared to $41.3 million for the year ended December 31, 2022. The decrease of $29.9 million was mainly due to the change in fair value of investments at FVTPL, partially offset by an increase in accretion on lease liabilities. The current period change in the fair value of investments at FVTPL was mainly due to an adjustment to the Superette promissory note (refer to note 18 in the Audited Financial Statements). The comparative period included a $30.4 million decrease in the fair value of the Zenabis senior loan (refer to note 5(b) in the Audited Financial Statements), a $3.7 million decrease in the fair value of the Superette promissory note and a $1.6 million decrease in the fair value of the Delta 9 convertible debenture.

Change in estimate of fair value of derivative warrants

	Year ended December 31
($000s)	2023	2022
Change in estimate of fair value of derivative warrants	(6,602)	(10,783)

Change in estimate of fair value of derivative warrants for the year ended December 31, 2023 was a recovery of $6.6 million compared to a recovery of $10.8 million for year ended December 31, 2022. The recovery in the current period relates to a decrease in the fair value, mainly due to a decrease in the Company’s share price from US$2.09 on December 31, 2022, to US$1.64 on December 31, 2023. The recovery in the comparative period relates to a decrease in the fair value, mainly due to a decrease in the Company’s share price from US$5.78 on December 31, 2021, to US$2.09 on December 31, 2022.

Net loss from continuing operations

	Year ended December 31
($000s)	2023	2022
Net loss from continuing operations	(172,016)	(372,428)

Net loss from continuing operations for the year ended December 31, 2023 was $172.0 million compared to $372.4 million for year ended December 31, 2022. The decrease in net loss from continuing operations of $200.4 million was mostly due to an increase in gross profit ($50.1 million), lower investment losses ($55.9 million), increased share of profit of equity-accounted investees ($49.8 million), lower impairment ($141.1 million) and lower finance costs ($30.0 million), partially offset by higher general and administrative expenses ($59.6 million), sales and marketing expense ($6.6 million), depreciation and amortization ($19.3 million), share-based compensation ($5.7 million), restructuring costs ($20.2 million) and lower income tax recovery ($7.3 million). The increased general and administrative expenses, depreciation and amortization and share-based compensation were driven by the integration of the Valens structure post-acquisition.

Adjusted EBITDA from continuing operations

	Year ended December 31
($000s)	2023	2022
Adjusted EBITDA from continuing operations (1)	29,205	(15,831)
(1)
Adjusted EBITDA from continuing operations is a specified financial measure that does not have standardized meaning prescribed by IFRS Accounting Standards and therefore may not be comparable to similar measures used by other companies. Refer to the “Specified Financial Measures” section of this MD&A for further information.

Adjusted EBITDA from continuing operations was $29.2 million for the year ended December 31, 2023 compared to a loss of $15.8 million for the year ended December 31, 2022. The increase was due to the following:

•
Increase in net revenue less cost of sales; and
•
Increase in share of profit of equity-accounted investees related to fair value accounting adjustments to the Company’s SunStream joint venture investments.

The increase was partially offset by an:

•
Increase in general and administrative expenses due to the acquisitions of Alcanna, Valens and Zenabis.

Operating income (loss)

Operating loss of $162.8 million for 2023, partly attributable to restructuring related charges of $35.2 million and goodwill impairment of $29.0 million. This compares to a loss of $347.8 million in the previous year, a 53% improvement driven by revenue and margin expansion.

OPERATING SEGMENTS

The Company’s reportable segments are organized by business line and are comprised of four reportable segments: liquor retail, cannabis retail, cannabis operations, and investments.

Liquor retail includes the sale of wines, beers and spirits through wholly owned liquor stores. Cannabis retail includes the private sale of recreational cannabis through wholly owned and franchise retail cannabis stores. Cannabis operations include the cultivation, distribution and sale of cannabis for the adult-use and medical markets domestically and for export, and providing proprietary cannabis processing services, in addition to product development, manufacturing, and commercialization of cannabis consumer packaged goods. Investments include the deployment of capital to investment opportunities. Certain overhead expenses not directly attributable to any operating segment are reported as “Corporate”.

($000s)	Liquor Retail	Cannabis Retail (1)	Cannabis Operations (2)	Investments (3)	Corporate	Total
As at December 31, 2023
Total assets	320,239	206,988	208,295	717,751	19,891	1,473,164
Year ended December 31, 2023
Net revenue (4)	578,895	289,980	87,071	—	(46,940)	909,006
Gross profit	137,286	73,690	(20,561)	—	—	190,415
Operating income (loss)	24,630	4,919	(112,445)	11,746	(91,668)	(162,818)
Adjusted operating income (loss) (5)	24,630	4,919	(52,429)	11,746	(86,541)	(97,675)
(1)
Cannabis retail includes the operations of Superette for the period February 8, 2023 to December 31, 2023.
(2)
Cannabis operations includes the operations of Valens for the period January 18, 2023 to December 31, 2023.
(3)
Total assets include cash and cash equivalents.
(4)
The Company has eliminated $46.9 million of cannabis operations revenue and equal cost of sales associated with sales to provincial boards that are expected to be subsequently repurchased by the Company’s licensed retailer subsidiaries for resale, at which point the full retail sales revenue will be recognized. The elimination was recorded in the Corporate segment.
(5)
Adjusted operating income (loss) is a specified financial measure that does not have standardized meaning prescribed by IFRS Accounting Standards and therefore may not be comparable to similar measures used by other companies. Refer to the “Specified Financial Measures” section of this MD&A for further information.

($000s)	Liquor Retail (1)	Cannabis Retail (1)	Cannabis Operations (2)	Investments (3)	Corporate	Total
As at December 31, 2022
Total assets	351,338	200,393	163,130	825,151	19,338	1,559,350
Year ended December 31, 2022
Net revenue	462,180	205,610	44,407	—	—	712,197
Gross profit	106,307	47,334	(13,266)	—	—	140,375
Operating income (loss)	20,619	(180,956)	(29,372)	(91,275)	(66,790)	(347,774)
Adjusted operating income (loss) (4)	20,619	(8,347)	(27,522)	(91,945)	(66,790)	(173,985)
(1)
Liquor retail includes operations of Alcanna retail stores for the period March 31, 2022 to December 31, 2022, and cannabis retail includes operations of Nova retail stores for the period March 31, 2022 to December 31, 2022.
(2)
Cannabis operations includes the operations of Zenabis for the period November 1, 2022 to December 31, 2022.
(3)
Total assets include cash and cash equivalents.
(4)
Adjusted operating income (loss) is a specified financial measure that does not have standardized meaning prescribed by IFRS Accounting Standards and therefore may not be comparable to similar measures used by other companies. Refer to the “Specified Financial Measures” section of this MD&A for further information.

LIQUOR RETAIL SEGMENT RESULTS

operating income (loss)

	Year ended December 31
($000s)	2023	2022 (1)
Net revenue	578,895	462,180
Cost of sales	441,609	355,873
Gross profit	137,286	106,307
Gross profit %	23.7%	23.0%

General and administrative	70,563	54,273
Sales and marketing	4,791	4,311
Depreciation and amortization	35,662	17,025
Asset impairment	1,640	10,079
Operating income (loss)	24,630	20,619
(1)
Liquor retail includes operations of Alcanna retail stores for the period March 31, 2022 to December 31, 2022.

Gross profit for the year ended December 31, 2023 was $137.3 million (23.7%) compared to $106.3 million (23.0%) for the year ended December 31, 2022. Cost of sales for liquor retail operations is comprised of the cost of wine, beer and spirits. The increases in net revenue, cost of sales and gross profit are due to the impact of the Alcanna acquisition which includes the full year in 2023 compared to nine months plus one day in the prior period (refer to note 5(a) of the Audited Financial Statements).

At December 31, 2023, and March 20, 2024, the Ace Liquor store count was 138, the Liquor Depot store count was 20 and the Wine and Beyond store count was 12.

Asset impairment

	Year ended December 31
($000s)	2023	2022
Asset impairment	1,640	10,079

During the year ended December 31, 2023, the Company recorded impairments to right of use assets of $1.2 million and property, plant and equipment of $0.4 million, due to underperforming operating results of certain stores.

During the year ended December 31, 2022, the Company recorded impairments to right of use assets of $2.5 million and property, plant and equipment of $7.5 million, due to underperforming operating results of certain stores.

CANNABIS RETAIL SEGMENT RESULTS

operating income (loss)

	Year ended December 31
($000s)	2023 (1)	2022 (2)
Net revenue	289,980	205,610
Cost of sales	216,290	158,276
Gross profit	73,690	47,334
Gross profit %	25.4%	23.0%

Interest and fee revenue	100	—

General and administrative	46,924	35,275
Sales and marketing	1,074	1,133
Depreciation and amortization	15,820	9,920
Share-based compensation	6	297
Asset impairment	5,047	181,665
Operating income (loss)	4,919	(180,956)
(1)
Cannabis retail results include the operations of Superette for the period February 8, 2023 to December 31, 2023.
(2)
Cannabis retail results includes operations of Nova retail stores for the period March 31, 2022 to December 31, 2022.

Net revenue for the year ended December 31, 2023 was $290.0 million compared to $205.6 million for the year ended December 31, 2022. The increase of $84.4 million is mainly attributable to the impact of the Alcanna acquisition (and, indirectly, its ownership interest in Nova) which includes a full year of gross revenue in 2023 compared to nine months plus one day of net revenue in the prior period, in addition to an increase in number of stores and proprietary licensing arrangements.

Gross profit for the year ended December 31, 2023 was $73.7 million (25.4%) compared to $47.3 million (23.0%) for the year ended December 31, 2022. Cost of sales for cannabis retail operations is comprised of the cost of pre-packaged cannabis and related accessories. Gross profit percentage in the current period is higher due to proprietary licensing arrangements which have no associated cost of sales and improved product mix management from the introduction of private label initiatives.

At December 31, 2023, the Spiritleaf store count was 85 (22 corporate stores and 63 franchise stores), the Superette store count was 4 corporate stores, the Firesale store count was 2 corporate stores and the Value Buds store count was 95 corporate stores. At March 20, 2024, the Spiritleaf store count was 85 (21 corporate stores and 64 franchise stores), the Superette store count was 4 corporate stores, the Firesale store count was 2 corporate stores and the Value Buds store count was 96 corporate stores.

Asset impairment

	Year ended December 31
($000s)	2023	2022
Asset impairment	5,047	181,665

During the year ended December 31, 2023, the Company recorded impairments to right of use assets of $2.6 million and property, plant and equipment of $2.4 million, due to underperforming operating results of certain stores.

During the three months ended September 30, 2022, the Company recorded impairments to goodwill of $67.9 million and intangible assets with indefinite useful lives of $16.4 million, both from the Inner Spirit acquisition, due to changes in circumstances since the date of the acquisition, mainly caused by the continued oversaturation of the cannabis retail market. During the three months ended December 31, 2022, the Company recorded impairments to goodwill of $88.0 million from the Alcanna acquisition (and, indirectly, its ownership interest in Nova), due to changes in circumstances since the date of the acquisition, mainly caused by the continued oversaturation of the cannabis retail market.

During the year ended December 31, 2022, the Company recorded impairments to right of use assets of $3.9 million and property, plant and equipment of $5.3 million, due to underperforming operating results of certain stores.

CANNABIS OPERATIONS SEGMENT RESULTS

Gross profit

	Year ended December 31
($000s)	2023 (2)	2022 (3)
Gross revenue	135,790	61,904
Excise taxes	(48,719)	(17,497)
Net revenue	87,071	44,407
Cost of sales	78,379	43,940
Inventory impairment and obsolescence	30,644	7,012
Gross profit before fair value adjustments (1)	(21,952)	(6,545)
Change in fair value of biological assets	(7,936)	(1,309)
Change in fair value realized through inventory	9,327	(5,412)
Gross profit	(20,561)	(13,266)
(1)
Gross profit before fair value adjustments is a specified financial measure that does not have standardized meaning prescribed by IFRS Accounting Standards and therefore may not be comparable to similar measures used by other companies. Refer to the “Specified Financial Measures” section of this MD&A for further information.
(2)
Cannabis operations include the operations of Valens for the period January 18, 2023 to December 31, 2023.
(3)
Cannabis operations includes the operations of Zenabis for the period November 1, 2022 to December 31, 2022.

Revenue

The Company’s revenue comprises bulk and packaged sales under the Cannabis Act pursuant to its supply agreements with Canadian provincial boards, other licensed producers and international exports, proprietary extraction services, white label product formulation and manufacturing, the sale of bulk winterized oil and distillate, toll processing and co-packaging services and analytical testing.

Gross revenue for the year ended December 31, 2023 was $135.8 million compared to $61.9 million for the year ended December 31, 2022. The increase of $73.9 million was mainly due to the additional revenue as a result of the Valens and Zenabis acquisitions. Provincial board revenue increased by $60.1 million and wholesale revenue increased by $12.5 million.

Excise taxes are the federal excise duties and additional provincial or territorial duties payable on adult-use cannabis products at the time such product is shipped from the production facility in its final packaging. Federal duties on adult-use cannabis products are calculated as the greater of (i) $0.25 per gram of flowering material, (ii) $0.75 per gram of non-flowering material or $0.25 per viable seed or seedling and (iii) 2.5% of the dutiable amount as calculated in accordance with the Excise Act, 2001 (Canada). The rates of provincial or territorial duties vary by jurisdiction.

Excise taxes for the year ended December 31, 2023 were $48.7 million compared to $17.5 million for the year ended December 31, 2022. The increase of $31.2 million was due to the increased revenue from the Valens and Zenabis acquisitions. The excise tax rate as a percentage of revenue has increased due to the application of excise tax on a volume basis that has experienced price declines.

Cost of sales

Cost of sales includes four main categories: procurement, cultivation, manufacturing and shipment and fulfillment costs.

Cost of sales for the year ended December 31, 2023 were $78.4 million compared to $43.9 million for the year ended December 31, 2022. The increase of $34.5 million was due to the increase in sales associated with the Valens and Zenabis acquisitions.

Gross profit before fair value adjustments

The Company defines gross profit before fair value adjustments as net revenue less cost of sales and inventory obsolescence and impairment before adjusting for the non-cash changes in the fair value adjustments on the sale of inventory and the growth of biological assets.

Gross profit before fair value adjustments for the year ended December 31, 2023 was negative $22.0 million compared to negative $6.5 million for the year ended December 31, 2022. The decrease of $15.5 million was due to higher cost of sales and a higher inventory obsolescence provision, partially offset by higher net revenue.

The total inventory obsolescence and impairment recognized during the year ended December 31, 2023 was $30.8 million, with $30.6 million relating to cost of sales and $0.2 million relating to the change in fair value realized through inventory. The reorganization of the Cannabis Operations segment subsequent to the Valens acquisition has resulted in a larger than typical provision for inventory obsolescence and impairment provision as a result of an analysis of the allocation of the consolidated inventory across the brand portfolio and offered formats.

The total inventory obsolescence and impairment recognized during the year ended December 31, 2022 was $8.9 million, with $7.0 million relating to cost of sales and $1.9 million relating to the change in fair value realized through inventory. The inventory obsolescence provision was applied across all product formats.

Gross profit before fair value adjustments is a specified financial measure that does not have standardized meaning prescribed by IFRS Accounting Standards and therefore may not be comparable to similar measures used by other companies. Refer to the “Specified Financial Measures” section of this MD&A for further information.

Change in fair value of biological assets

Biological assets consist of cannabis plants in various stages of vegetation, including clones, which have not yet been harvested. Net unrealized changes in fair value of biological assets less cost to sell during the period are included in the results of operations for the related period. Biological assets are presented at their fair values less costs to sell up to the point of harvest. The fair values are determined using a model which estimates the expected harvest yield in grams for plants currently being cultivated, and then adjusted for the amount for the expected selling price less costs to sell per gram.

Change in fair value realized through inventory

Change in fair value realized through inventory comprises fair value adjustments associated with the cost of inventory when such inventory is sold. Inventories are carried at the lower of cost and net realizable value. When sold, the cost of inventory is recorded as cost of sales, while fair value adjustments are recorded as change in fair value realized through inventory.

Asset impairment

	Year ended December 31
($000s)	2023	2022
Asset impairment	48,280	4,289

During the three months ended December 31, 2023, the Company decided to close the Olds facility and consolidate all cultivation activities at its Atholville Facility, which resulted in an indicator of impairment. A test for impairment was performed at December 31, 2023 and the Company recognized an impairment loss of $15.6 million.

During the three months ended December 31, 2023, the Company recorded impairments to goodwill of $29.0 million from the Valens acquisition, due to changes in circumstances since the date of the acquisition, mainly caused by decreasing estimates related to the cannabis market.

The Company determined that indicators of impairment existed during the year ended December 31, 2023, regarding the Sun 8 intellectual property due to decreasing market demand. The estimated recoverable amount of the intangible assets was determined to be $1.5 million and an impairment of $0.8 million was recorded (year ended December 31, 2022 – $1.9 million).

The Company determined that indicators of impairment existed during the year ended December 31, 2023, relating to certain machinery and equipment due to their discontinued use. The estimated recoverable amount of the assets was determined to be nil and an impairment of $3.0 million was recorded (year ended December 31, 2022 – $2.4 million).

At December 31, 2023 and 2022, the Company determined that no further indicators of impairment existed or indicators that a previous impairment should be reversed.

INVESTMENTS SEGMENT RESULTS

Interest and fee revenue

	Year ended December 31
($000s)	2023	2022
Interest and fee revenue
Interest revenue from investments at amortized cost	3,682	3,660
Interest and fee revenue from investments at FVTPL	1,373	6,036
Interest revenue from cash	8,960	7,043
	14,015	16,739

Interest and fee revenue for the year ended December 31, 2023, was $14.0 million compared to $16.7 million for the year ended December 31, 2022. The decrease of $2.7 million was due a decrease in interest and fee revenue from investments at FVTPL, partially offset by an increase in interest revenue from cash. Interest and fee revenue from investments at FVTPL decreased mainly due to the settlements of the Zenabis senior loan and Superette promissory note in connection with the Zenabis and Superette acquisitions. Interest revenue from cash increased due to increases in the base interest rates.

Investment revenue

	Year ended December 31
($000s)	2023	2022
Investment revenue (loss)	(8,607)	(65,164)

Investment revenue is comprised of realized and unrealized gains and losses on marketable securities.

Investment revenue for the year ended December 31, 2023, was negative $8.6 million compared to negative $65.2 million for the year ended December 31, 2022. The current period was impacted by the realized loss on marketable securities and reversal of the unrealized loss on marketable securities previously recorded, both due to the settlement of Valens shares, previously acquired in 2021 and 2022, in connection with the Valens acquisition, and the disposition of shares in Indiva and Village Farms. The prior period was impacted by decreases in share prices of the Company’s investments in Indiva, Village Farms, and Valens.

Share of profit of equity-accounted investees

	Year ended December 31
($000s)	2023	2022
Share of profit (loss) of equity-accounted investees	6,758	(43,002)

Share of profit (loss) of equity-accounted investees is comprised of the Company’s share of the net profit or loss generated from its investments in SunStream. The current investment portfolio of SunStream is comprised of secured debt and hybrid debt and derivative instruments with United States based cannabis businesses.

Share of profit of equity-accounted investees for the year ended December 31, 2023 was $6.8 million compared to a loss of $43.0 million for the year ended December 31, 2022. The increase of $49.8 million was due to accounting fair value adjustments to the investments.

FOURTH QUARTER 2023

($000s, except per share amounts)	Q4 2023	Q4 2022	Change	% Change
Financial
Gross revenue	261,607	246,866	14,741	6%
Net revenue	248,450	240,405	8,045	3%
Cost of sales	185,894	190,379	(4,485)	-2%
Gross profit (1)	57,336	43,568	13,768	32%
Gross profit %	23%	18%		5%
Gross profit before fair value adjustments (1)(2)	54,506	46,559	7,947	17%
Gross profit before fair value adjustments % (2)	22%	19%		3%
Operating income (loss)	(84,939)	(154,646)	69,707	45%
Adjusted operating income (loss) (2)	(27,016)	(66,191)	39,175	59%
Net loss from continuing operations attributable to owners of the Company	(82,788)	(125,801)	43,013	34%
Per share, basic and diluted	(0.32)	(0.53)	0.21	40%
Net loss attributable to owners of the Company	(82,788)	(125,801)	43,013	34%
Per share, basic and diluted	(0.32)	(0.53)	0.21	40%
Adjusted EBITDA from continuing operations (2)	3,479	(7,549)	11,028	146%
(1)
Includes inventory obsolescence and impairment of $8.1 million for the three months ended December 31, 2023, and $3.5 million for three months ended December 31, 2022.
(2)
Adjusted EBITDA from continuing operations, gross profit before fair value adjustments, gross profit before fair value adjustments percentage and adjusted operating income (loss) are specified financial measures that do not have standardized meanings prescribed by IFRS Accounting Standards and therefore may not be comparable to similar measures used by other companies. Refer to the “Specified Financial Measures” section of this MD&A for further information.

CONSOLIDATED results

General and administrative expenses for the three months ended December 31, 2023 were $50.2 million compared to $44.2 million for the three months ended December 31, 2022. The increase of $6.0 million was mainly due to increases in salaries and wages as a result of the Valens acquisition and an increase in professional fees.

Share-based compensation expense for the three months ended December 31, 2023 was $3.9 million compared to $3.0 million for the three months ended December 31, 2022. The increase of $0.9 million was mostly due to an increase in RSU expense. The increase in RSU expense was due to the issuance of new RSUs during the current year.

Restructuring costs for the three months ended December 31, 2023 of $13.3 million related to the closure of the Olds facility. Restructuring costs for the three months ended December 31, 2022 of $0.2 million related to professional fees.

Finance costs for the three months ended December 31, 2023 were $1.6 million compared to $6.5 million for the three months ended December 31, 2022. The decrease of $4.9 million was mainly due to the change in fair value of investments at FVTPL, partially offset by an increase in accretion on lease liabilities. The prior period included an $8.3 million decrease in the fair value of the Zenabis senior loan.

Change in estimate of fair value of derivative warrants for the three months ended December 31, 2023 was a recovery of $2.4 million compared to a recovery of $3.9 million for the three months ended December 31, 2022. The recovery in the current period relates to a decrease in fair value, mainly due to a decrease in the Company’s share price from US$1.90 on September 30, 2023, to US$1.64 on December 31, 2023. The recovery in the prior period relates to a decrease in fair value, mainly due to a decrease in the Company's share price from US$2.18 on September 30, 2022 to US$2.09 on December 31, 2022.

Net loss from continuing operations for the three months ended December 31, 2023 was $85.4 million compared to a loss of $161.6 million for three months ended December 31, 2022. The decrease in net loss of $76.2 million was largely due to an increase in gross profit ($13.7 million), lower investment losses ($6.8 million), increase in share of profit of equity-accounted investees ($9.9 million), lower depreciation and amortization ($6.9 million), lower impairment ($56.9 million) and lower finance costs ($4.9 million), partially offset by higher general and administrative expenses ($6.0 million) and restructuring costs ($13.1 million).

Adjusted EBITDA from continuing operations was $3.5 million for the three months ended December 31, 2023 compared to a loss of $7.5 million for the three months ended December 31, 2022. The increase was due to the following:

•
Increase in net revenue less cost of sales; and
•
Increase in share of profit of equity-accounted investees related to fair value accounting adjustments to the Company’s SunStream joint venture investments.

The increase was partially offset by an:

•
Increase in general and administrative expenses due to the acquisition of Valens.

Operating loss of $84.9 million for the fourth quarter of 2023, including $28.9 million of restructuring related costs and $29.0 million of goodwill impairment, compared to a loss of $154.6 million in the fourth quarter of 2022, an improvement of 45%.

Liquor retail segment results

Gross profit for the three months ended December 31, 2023 was $38.4 million (24.1%) compared to $36.9 million (23.1%) for the three months ended December 31, 2022. Cost of sales for liquor retail operations is comprised of the cost of wine, beer and spirits. The increase in gross profit and gross profit percentage is attributable to an increase in preferred label sales compared to the prior period, and procurement improvements.

During the three months ended December 31, 2023, the Company did not record any impairments. During the three months ended December 31, 2022, the Company recorded impairments to right of use assets of $2.5 million and property, plant and equipment of $7.5 million, due to underperforming operating results of certain stores.

cannabis retail segment results

Net revenue for the three months ended December 31, 2023 was $75.2 million compared to $68.4 million for the three months ended December 31, 2022. The increase of $6.8 million is mainly attributable to increased retail revenue due to an increase in number of stores and proprietary licensing arrangements. Net revenue is comprised of retail cannabis sales to private customers from corporate-owned stores, royalty revenue, franchise fees, millwork, supply and accessories revenue and proprietary licensing.

Gross profit for the three months ended December 31, 2023 was $20.0 million (26.7%) compared to $15.7 million (22.9%) for the three months ended December 31, 2022. Cost of sales for cannabis retail operations is comprised of the cost of pre-packaged cannabis and related accessories. Gross profit percentage in the current period is higher due to proprietary licensing arrangements which have no associated cost of sales and improved product mix management from the introduction of private label initiatives.

During the three months ended December 31, 2023, the Company recorded impairments to right of use assets of $2.5 million and property, plant and equipment of $2.0 million, due to underperforming operating results of certain stores.

During the three months ended December 31, 2022, the Company recorded impairments to goodwill of $88.0 million from the Alcanna acquisition (and, indirectly, its ownership interest in Nova), due to changes in circumstances since the date of the acquisition, mainly caused by the continued oversaturation of the cannabis retail market. During the three months ended December 31, 2022, the Company recorded impairments to right of use assets of $3.9 million and property, plant and equipment of $5.3 million, due to underperforming operating results of certain stores.

CANNABIS operations segment results

Gross revenue for the three months ended December 31, 2023 was $39.2 million compared to $18.7 million for the three months ended December 31, 2022. The increase of $20.5 million was due to the additional revenue as a result of the Valens and Zenabis acquisitions.

Excise taxes for the three months ended December 31, 2023 were $13.2 million compared to $6.5 million for the three months ended December 31, 2022. The increase of $6.7 million was due to the increased revenue from the Valens and Zenabis acquisitions. The excise tax rate as a percentage of revenue has increased due to the application of excise tax on a volume basis that has experienced price declines.

Cost of sales for the three months ended December 31, 2023 were $21.9 million compared to $14.8 million for the three months ended December 31, 2022. The increase of $7.1 million was due to the increase in sales associated with the Valens and Zenabis acquisitions.

Gross profit before fair value adjustments for the three months ended December 31, 2023 was negative $3.9 million compared to negative $6.0 million for the three months ended December 31, 2022. The increase of $2.1 million was due higher net revenue partially offset by higher cost of sales and a larger inventory obsolescence provision.

INVESTMENTS segment results

Interest and fee revenue for the three months ended December 31, 2023, was $3.3 million compared to $6.0 million for the three months ended December 31, 2022. The decrease of $2.7 million was mainly due to a decrease in interest and fee revenue from investments at FVTPL. Interest and fee revenue from investments at FVTPL decreased mainly due to the settlement of the Valens non-revolving term loan and the Superette promissory note in connection with the Valens and Superette acquisitions.

Investment revenue for the three months ended December 31, 2023, was nil compared to negative $6.9 million for the three months ended December 31, 2022. The prior period was impacted by decreases in share prices of the Company’s public market investments in Indiva, Village Farms, and Valens.

Share of profit of equity-accounted investees for the three months ended December 31, 2023 was a loss of $8.4 million, compared to a loss of $18.3 million for the three months ended December 31, 2022. The increase of $9.9 million was due to accounting fair value adjustments to the investments.

SELECTED QUARTERLY INFORMATION

The following table summarizes selected consolidated operating and financial information of the Company for the preceding eight quarters.

	2023				2022
($000s, except per share amounts)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Gross revenue (1)	261,607	249,796	244,830	201,492	246,866	235,144	227,557	20,127
Gross profit	57,336	48,605	51,933	32,541	43,568	50,309	43,079	3,419
Investment (loss) income	3,400	3,416	(599)	(958)	(879)	(1,201)	(32,496)	(13,849)
Net loss from continuing operations attributable to owners of the Company	(82,788)	(21,784)	(29,350)	(34,203)	(125,801)	(98,108)	(73,301)	(37,904)
Per share, basic and diluted	(0.32)	(0.08)	(0.11)	(0.13)	(0.53)	(0.41)	(0.31)	(0.18)
Net loss attributable to owners of the Company	(82,788)	(21,784)	(32,520)	(35,568)	(125,801)	(98,108)	(73,301)	(37,904)
Per share, basic and diluted	(0.32)	(0.08)	(0.12)	(0.14)	(0.53)	(0.41)	(0.31)	(0.18)
Adjusted EBITDA from continuing operations (2)	3,479	16,117	2,194	7,415	(7,549)	18,320	(25,927)	(675)
(1)
Gross revenue for Q1 2023 and Q2 2023 was recast - refer to note 20 in the Company’s condensed consolidated interim financial statements for the three and nine months ended September 30, 2023.
(2)
Adjusted EBITDA from continuing operations is a specified financial measure that does not have standardized meaning prescribed by IFRS Accounting Standards and therefore may not be comparable to similar measures used by other companies. Refer to the “Specified Financial Measures” section of this MD&A for further information.

During the eight most recent quarters the following items have had a significant impact on the Company’s financial results and results of operations:

•
Implementing several streamlining and efficiency initiatives which included workforce optimizations;
•
Entering into and acquiring several cannabis-related investments;
•
Investing in and disposing of marketable securities;
•
Price discounts and provisions for product returns;
•
Impairment of property, plant and equipment;
•
Provisions for inventory obsolescence and impairment;
•
Investments in SunStream;
•
Acquisitions of Alcanna (inclusive of its ownership interest in Nova), Zenabis, Valens and Superette;
•
Impairment of goodwill and intangible assets from the Inner Spirit and Alcanna acquisitions;

•
Impairment of goodwill from the Valens acquisition; and
•
Impairment of the Olds facility due to the consolidation of all cultivation activities to the Atholville Facility.

SELECTED ANNUAL INFORMATION

The following table summarizes selected financial information of the Company for the three most recently completed financial years.

	Year ended December 31	Year ended December 31	Year ended December 31
($000s, except per share amounts)	2023	2022	2021
Gross revenue	957,725	729,694	67,279
Net loss (1)(2)	(168,125)	(335,114)	(226,984)
Per share, basic and diluted (1)	$(0.65)	$(1.46)	$(1.22)
Total assets (2)	1,473,164	1,559,350	1,427,660
Total non-current liabilities	140,677	142,334	32,274
(1)
Net loss and net loss per share are from continuing operations and are attributable to owners of the Company.
(2)
Adjustments to provisional amounts have been made in the comparative period due to the finalization of the business combination accounting for the Inner Spirit acquisition, refer to note 5(b) in the Company’s December 31, 2022 audited financial statements.

GROSS REVENUE

During the year ended December 31, 2023, gross revenue increased by $228.0 million due to the acquisition of Valens and the inclusion of a full year of revenue from Alcanna and its subsidiary Nova, in addition to an increase in number of stores and proprietary licensing arrangements.

During the year ended December 31, 2022, gross revenue increased by $662.4 million due to the acquisition of Alcanna and, indirectly, its ownership interest in Nova ($639.5 million), the inclusion of a full year of revenue from Inner Spirit ($12.2 million) and an increase in cannabis revenue ($10.7 million) due to an increase in kilogram equivalents sold, partially offset by a decrease in selling prices.

During the year ended December 31, 2021, gross revenue decreased by $6.0 million due to a decrease in kilogram equivalents sold and a decrease in average selling prices, partially offset by the post Inner Spirit acquisition cannabis retail revenue.

Net loss

During the year ended December 31, 2023, net loss decreased by $167.0 million due to an increase in gross profit, decreases in investment losses, an increase in share of profit of equity-accounted investees, lower asset impairment and lower finance costs, partially offset by increases in general and administrative expenses, depreciation and amortization and restructuring costs. Gross profit, general and administrative expenses and depreciation and amortization all increased due to the Valens and Alcanna acquisitions. Investment losses decreased due to the Company disposing of the majority of its marketable securities in the current year. Share of profit of equity-accounted investees increased due to the fair value adjustments to the investments. Restructuring costs in the current year relate to the optimization of the Company’s manufacturing and operational footprint to better address market saturation and oversupply. The asset impairment related to the Olds facility and goodwill related to the Valens acquisition. The decrease in finance costs was due to significant decreases in the fair value of investments at FVTPL in the prior year, mostly due to the Zenabis senior loan.

During the year ended December 31, 2022, net loss increased by $108.1 million due to increases in investment losses, share of loss of equity-accounted investees, general and administrative expenses, depreciation and amortization, asset impairment and finance costs, partially offset by an increase in gross profit, lower transaction costs and change in fair value of derivative warrant liabilities. Gross profit, general and administrative expenses, depreciation and amortization and finance costs all increased due to the Alcanna and Inner Spirit acquisitions. Transaction costs related to various acquisitions, partially offset by a recovery related to the reversal of a provision for costs associated with securities class action lawsuits. Change in fair value of derivative warrant liabilities related to a decrease in the fair value. Investment losses increased due to the Company realizing a gain on disposition in the comparative period. Share of loss of equity-accounted investees increased due to fair value adjustments to the investments related to increased assessed credit risk in the US cannabis industry. The asset impairment related to cannabis retail goodwill and intangible assets from the acquisitions of Inner Spirit and Alcanna (and, indirectly, its ownership interest in Nova).

During the year ended December 31, 2021, net loss increased by $27.4 million due to lower net revenue, investment losses, higher general and administrative expenses, transaction costs and change in fair value of derivative warrant liabilities, partially offset by lower cost of sales, lower inventory obsolescence provision, change in fair value through inventory, lower asset impairment and income tax recovery. The lower net revenue and cost of sales was due to a decrease in kilogram equivalents sold. Investment losses were due to unrealized losses caused by decreasing market prices of the related investments. The increase in general and administrative expenses was due to higher salaries and wages and professional fees, partially offset by lower office and general expenses. Transaction costs related to acquisitions and legal costs. The change in fair value of derivative warrant liabilities was due to an increase in warrants granted and exercised during the period.

Total assets

During the year ended December 31, 2023, total assets decreased by $86.2 million due to decreases in cash and cash equivalents, marketable securities and investments, partially offset by increases in equity-accounted investees and goodwill. The decrease in cash was mainly attributable to cash used in operating activities, additions to equity-accounted investees and payments on lease liabilities. Marketable securities decreased due the Company disposing of the majority of its marketable securities in the current year. Investments decreased due to the acquisitions of Valens and Superette. Equity-accounted investees increased due to capital additions and increases in fair value. Goodwill increased due to the Valens acquisition.

During the year ended December 31, 2022, total assets increased by $131.7 million due to increases in inventory, right-of-use assets, property, plant and equipment, investments, equity-accounted investees and goodwill, partially offset by decreases in cash and cash equivalents and marketable securities. Inventory, right-of-use assets, property, plant and equipment and goodwill increased due to the acquisition of Alcanna (and, indirectly, its ownership interest in Nova). Investments increased mainly due to the Company's loan to Valens. Equity-accounted investees increased due to capital contributions made during the year, partially offset by decreases in fair value. Cash and cash equivalents decreased mainly due to investments made during the year, capital contributions to the Company's equity accounted investee and the Alcanna acquisition (and, indirectly, its ownership interest in Nova). Marketable securities decreased due to an increase in unrealized losses.

During the year ended December 31, 2021, total assets increased by $1,132.8 million due to increases in cash and cash equivalents, marketable securities, net investments in subleases, equity accounted investees and goodwill. Cash and cash equivalents increased mainly due to proceeds from the issuance of shares and registered offerings and proceeds from the exercise of derivative warrants. Marketable securities increased due to the Company investing in cannabis-related equity instruments. Net investments in subleases and goodwill increased due to the acquisition of Inner Spirit. Equity accounted investees increased due to investment in SunStream.

Total non-current liabilities

During the year ended December 31, 2023, total non-current liabilities decreased by $1.7 million due to a decrease in non-current lease liabilities from a reduction in lease liabilities due to the passage of time and lease payments.

During the year ended December 31, 2022, total non-current liabilities increased by $110.1 million due to an increase in lease liabilities from the Alcanna acquisition (and, indirectly, its ownership interest in Nova).

During the year ended December 31, 2021, total non-current liabilities increased by $31.2 million. The increase was due to an increase in lease liabilities from the Inner Spirit acquisition and the recognition of a DSU liability.

LIQUIDITY AND CAPITAL RESOURCES

($000s)	December 31, 2023	December 31, 2022
Cash and cash equivalents	195,041	279,586

Capital resources are financing resources available to the Company and are defined as the Company’s debt and equity. The Company manages its capital resources with the objective of maximizing shareholder value and sustaining future development of the business. The Company manages its capital structure and adjusts it, based on the funds available to the Company, in order to support the Company’s activities. The Company may adjust capital spending, issue new equity or issue new debt, subject to the availability of such debt or equity financing on commercial terms.

The Company’s primary need for liquidity is to fund investment opportunities, capital expenditures, working capital requirements and for general corporate purposes. The Company’s lease liabilities have increased significantly due to both the Inner Spirit and Alcanna acquisitions as corporate stores occupy leased retail space. Refer to the section below entitled “Contractual Commitments and Contingencies – Commitments” for an estimate of the contractual maturities of the Company’s lease liabilities. The Company’s primary source of liquidity historically has been from funds received from the proceeds of common share issuances and debt financing. The Company’s ability to fund operations and investments and make planned capital expenditures depends on future operating performance and cash flows, as well as the availability of future financing–all of which is subject to prevailing economic conditions and financial, business and other factors.

Management believes its current capital resources will be sufficient to satisfy cash requirements associated with funding the Company’s operating expenses and future development activities for at least the next 12 months. However, no assurance can be given that this will be the case or that future sources of capital will not be necessary.

Debt

As at December 31, 2023, the Company had no outstanding bank debt or other debt.

Equity

On July 25, 2022, the Company’s shareholders approved a special resolution for the consolidation of all of the issued and outstanding common shares on the basis of a consolidation ratio to be determined by the Board (the “Share Consolidation”).

Immediately following the shareholder approval, the Board determined to effect the Share Consolidation on the basis of one post-consolidation common share for every ten pre-consolidation common shares. The Share Consolidation took effect on July 25, 2022, and the common shares began trading on Nasdaq on a post-consolidation basis beginning on July 26, 2022.

All references to common shares, warrants, simple warrants, performance warrants, stock options, RSUs and DSUs (excluding the Nova RSUs and DSUs), including exercise prices where applicable, have been fully retrospectively adjusted to reflect the Share Consolidation.

As at December 31, 2023, the Company had the following share capital instruments outstanding:

(000s)	December 31, 2023	December 31, 2022
Common shares	262,776	235,194
Common share purchase warrants (1)	309	309
Simple warrants (2)	67	166
Performance warrants (3)	54	123
Stock options (4)	854	44
Restricted share units	8,630	1,381
(1)
0.3 million warrants were exercisable as at December 31, 2023.
(2)
0.1 million simple warrants were exercisable as at December 31, 2023.
(3)
43.7 thousand performance warrants were exercisable as at December 31, 2023.
(4)
0.9 million stock options were exercisable as at December 31, 2023.

As at December 31, 2023, the Company had 262.8 million shares outstanding (December 31, 2022 – 235.2 million shares).

Common shares were issued during the year ended December 31, 2023 in connection with the vesting of RSUs under the long term incentive plan and the following transactions:

•
The Company purchased and cancelled 0.5 million common shares at a weighted average price of $2.78 (US$2.04) per common share for a total cost of $1.5 million;
•
The Company issued 27.6 million common shares valued at $84.0 million as consideration for the Valens acquisition; and

•
The Company received and cancelled 2.2 million of its own common shares in connection with the Valens acquisition.

From January 1, 2024, to March 20, 2024:

•
The Company issued 0.3 million common shares in connection with the vesting of RSUs under the long term incentive plan.

As at March 20, 2024, a total of 263.1 million common shares were outstanding.

Cash Flow Summary

	Year ended December 31
($000s)	2023	2022
Cash provided by (used in):
Operating activities	(16,648)	(6,711)
Investing activities	(24,817)	(230,164)
Financing activities	(43,080)	(41,790)
Change in cash and cash equivalents	(84,545)	(278,665)

Cash Flow – Operating Activities

Net cash used in operating activities was $16.6 million for the year ended December 31, 2023 compared to $6.7 million used in operating activities for the year ended December 31, 2022. The increase of $9.9 million was due to the change in non-cash working capital and an increase in net loss adjusted for non-cash items, partially offset by a decrease in additions to marketable securities and an increase in proceeds from the disposition of marketable securities. The change in non-cash working capital is comprised of changes in inventory, accounts receivable, prepaid expenses and deposits and accounts payable.

Cash Flow – Investing Activities

Net cash used in investing activities was $24.8 million for the year ended December 31, 2023 compared to $230.2 million used in investing activities for the year ended December 31, 2022. The decrease of $205.4 million was primarily due to lower additions to investments, lower additions to equity-accounted investees and acquisitions in the comparative period.

Cash Flow – Financing Activities

Net cash used in financing activities was $43.1 million for the year ended December 31, 2023 compared to $41.8 million used in financing activities for the year ended December 31, 2022. The increase of $1.3 million was largely due to increased payments on lease liabilities and change in restricted cash in the prior period, partially offset by repayment of long-term debt and repurchase of common shares in the prior period.

Free cash flow

Free cash flow is a specified financial measure that does not have standardized meaning prescribed by IFRS Accounting Standards and therefore may not be comparable to similar measures used by other companies. Refer to the “Specified Financial Measures” section of this MD&A for further information. The Company defines free cash flow as the total change in cash and cash equivalents less cash used for common share repurchases, dividends (if any), net cash used for acquisitions plus cash provided by dispositions (if any).

The Company generated free cash flow of negative $60.9 million for the year ended December 31, 2023 compared to negative $31.9 million for the year ended December 31, 2022. The Company generated free cash flow of positive $1.4 million for the three months ended December 31, 2023 compared to positive $10.6 million for the three months ended December 31, 2022.

Liquidity risks associated with financial instruments

Credit risk

Credit risk is the risk of financial loss if the counterparty to a financial transaction fails to meet its obligations. The maximum amount of the Company’s credit risk exposure is the carrying amounts of cash and cash equivalents, accounts receivable, and investments. The Company attempts to mitigate such exposure to its cash and cash equivalents by investing only in financial institutions with investment grade credit ratings or secured investments. The Company manages risk over its accounts receivable by issuing credit only to credit worthy counterparties. The Company limits its exposure to credit risk over its investments by ensuring the agreements governing the investments are secured in the event of counterparty default. The Company considers financial instruments to have low credit risk when its credit risk rating is equivalent to investment grade. The Company assumes that the credit risk on a financial asset has increased significantly if it is outstanding past the contractual payment terms. The Company considers a financial asset to be in default when the debtor is unlikely to pay its credit obligations to the Company.

The Company applies the simplified approach under IFRS 9 and has calculated expected credit losses based on lifetime expected credit losses, taking into consideration historical credit loss experience and financial factors specific to the debtors and general economic conditions, and determined the expected credit loss to be $10.4 million for the year ended December 31, 2023.

The Company has evaluated the credit risk of its investments, taking into consideration historical credit loss experience, financial factors specific to the debtors and general economic conditions, and determined the expected credit loss to be $0.4 million for the year ended December 31, 2023.

Liquidity risk

Liquidity risk is the risk that the Company cannot meet its financial obligations when due. The Company manages liquidity risk by monitoring operating and growth requirements. The Company prepares forecasts to ensure sufficient liquidity to fulfil obligations and operating plans. Management believes its current capital resources will be sufficient to satisfy cash requirements associated with funding the Company’s operating expenses and future development activities for at least the next 12 months. However, no assurance can be given that this will be the case or that future sources of capital will not be necessary.

Market risk

Market risk is the risk that changes in market prices will affect the Company’s income or value of its holdings of financial instruments. The Company is exposed to market risk in that changes in market prices will cause fluctuations in the fair value of its marketable securities. The fair value of marketable securities is based on quoted market prices as the Company’s marketable securities are shares of publicly traded entities.

CONTRACTUAL COMMITMENTS AND CONTINGENCIES

A)
Commitments

The information presented in the table below reflects management’s estimate of the contractual maturities of the Company’s obligations at December 31, 2023.

($000s)	Less than one year	One to three years	Three to five years	Thereafter	Total
Accounts payable and accrued liabilities	68,210	—	—	—	68,210
Lease liabilities	41,743	69,660	51,372	35,719	198,494
Financial guarantee liability	—	268	—	—	268
Total	109,953	69,928	51,372	35,719	266,972

The Company has entered into certain supply agreements to provide dried cannabis and cannabis products to third parties. The contracts require the provision of various amounts of dried cannabis on or before certain dates. Should the Company not deliver the product in the agreed timeframe, financial penalties apply which may be paid either in product in-kind or cash. Under these agreements, the Company has accrued financial penalties payable as at December 31, 2023 of $2.5 million (December 31, 2022 – $2.5 million).

B)
Contingencies

From time to time, the Company and its subsidiaries are or may become involved in various legal claims and actions which arise in the ordinary course of their business and operations. While the outcome of any such claim or action is inherently uncertain, the Company believes that the losses that may result, if any, will not be material to the financial statements.

SPECIFIED FINANCIAL MEASURES

Certain specified financial measures in this MD&A including adjusted EBITDA from continuing operations, gross profit before fair value adjustments, free cash flow, gross profit before fair value adjustments percentage and adjusted operating income are non-IFRS measures. These terms are not defined by IFRS Accounting Standards and, therefore, may not be comparable to similar measures reported by other companies. These non-IFRS financial measures should not be considered in isolation or as an alternative for measures of performance prepared in accordance with IFRS Accounting Standards.

Non-IFRS Financial Measures

Adjusted EBITDA from continuing operations

Adjusted EBITDA from continuing operations is a non-IFRS financial measure which the Company uses to evaluate its operating performance. Adjusted EBITDA from continuing operations provides information to investors, analysts, and others to aid in understanding and evaluating the Company’s operating results in a similar manner to its management team. The Company defines adjusted EBITDA from continuing operations as net earnings (loss) from continuing operations before finance costs, change in estimate of fair value of derivative warrants, depreciation and amortization, loss (gain) on cancellation of contracts, income tax expense (recovery) and excluding change in fair value of biological assets, change in fair value realized through inventory, unrealized foreign exchange gains or losses, unrealized gains or losses on marketable securities, realized gains or losses on marketable securities, share-based compensation expense, asset impairment, gain or loss on disposal of property, plant and equipment, cost of sales non-cash component, inventory impairment (recovery) and obsolescence, restructuring costs (recovery) and transaction costs.

The following table reconciles adjusted EBITDA from continuing operations to net profit (loss) for the periods noted.

	Three months ended December 31		Year ended December 31
($000s)	2023	2022	2023	2022
Net loss from continuing operations	(85,423)	(161,571)	(172,016)	(372,428)
Adjustments:
Finance costs	1,589	6,461	11,362	41,314
Change in estimate of fair value of derivative warrants	(2,400)	(3,927)	(6,602)	(10,783)
Loss (gain) on cancellation of contracts	—	(290)	—	(290)
Depreciation and amortization	14,760	21,623	60,216	40,945
Income tax expense (recovery)	—	1,376	—	(7,342)
Change in fair value of biological assets	1,169	2,712	7,936	1,309
Change in fair value realized through inventory	(3,999)	279	(9,327)	5,412
Unrealized foreign exchange (gain) loss	(57)	24	(13)	(16)
Unrealized (gain) loss on marketable securities	40	6,868	(129,616)	65,553
Realized loss on marketable securities	—	—	138,874	—
Share-based compensation	3,925	2,960	15,400	9,671
Asset impairment	50,719	107,661	54,967	196,033
Loss (gain) on disposition of PP&E	78	502	353	94
Cost of sales non-cash component (1)	462	1,702	3,736	7,003
Inventory impairment and obsolescence	8,050	3,467	30,644	7,012
Restructuring costs (recovery)	13,287	212	19,573	(670)
Transaction costs	1,279	2,392	3,718	1,352
Adjusted EBITDA from continuing operations	3,479	(7,549)	29,205	(15,831)
(1)
Cost of sales non-cash component is comprised of depreciation expense.

Gross profit before fair value adjustments

Gross profit before fair value adjustments is a non-IFRS financial measure which the Company uses to evaluate its operating performance in the Company’s cannabis operations segment. Gross profit before fair value adjustments provides information which management believes to be useful to investors, analysts and others in understanding and evaluating the Company’s operating results as it removes non-cash fair value metrics. The Company defines gross profit before fair value adjustments as gross profit less the non-cash changes in the fair value adjustments on the growth of biological assets and realized through inventory.

The following table reconciles gross profit before fair value adjustments to gross profit for the periods noted.

	Three months ended December 31		Year ended December 31
($000s)	2023	2022	2023	2022
Gross profit	(1,105)	(9,009)	(20,561)	(13,266)
Change in fair value of biological assets	(1,169)	(2,712)	(7,936)	(1,309)
Change in fair value realized through inventory	3,999	(279)	9,327	(5,412)
Gross profit before fair value adjustments	(3,935)	(6,018)	(21,952)	(6,545)

Adjusted operating income (loss)

Adjusted operating income (loss) a non-IFRS financial measure which the Company uses to evaluate its operating performance. Adjusted operating income (loss) provides information to investors, analysts, and others to aid in understanding and evaluating the Company’s operating results in a similar manner to its management team. The Company defines adjusted operating income (loss) as operating income (loss) less restructuring costs (recovery), goodwill and intangible asset impairments and asset impairments triggered by restructuring activities.

The following tables reconcile adjusted operating income (loss) to operating income (loss) for the periods noted.

($000s)	Liquor Retail	Cannabis Retail	Cannabis Operations	Investments	Corporate	Total
Three months ended December 31, 2023
Operating income (loss)	10,102	(849)	(65,653)	(5,217)	(23,322)	(84,939)
Adjustments:
Restructuring costs (recovery)	—	—	13,398	—	(111)	13,287
Intangible asset impairments	—	—	29,000	—	—	29,000
Impairments triggered by restructuring	—	—	15,636	—	—	15,636
Adjusted operating income (loss)	10,102	(849)	(7,619)	(5,217)	(23,433)	(27,016)

($000s)	Liquor Retail	Cannabis Retail	Cannabis Operations	Investments	Corporate	Total
Three months ended December 31, 2022
Operating income (loss)	(3,898)	(98,444)	(12,442)	(19,543)	(20,319)	(154,646)
Adjustments:
Restructuring costs	—	—	—	212	—	212
Intangible asset impairments	—	88,243	—	—	—	88,243
Adjusted operating income (loss)	(3,898)	(10,201)	(12,442)	(19,331)	(20,319)	(66,191)

($000s)	Liquor Retail	Cannabis Retail	Cannabis Operations	Investments	Corporate	Total
Year ended December 31, 2023
Operating income (loss)	24,630	4,919	(112,445)	11,746	(91,668)	(162,818)
Adjustments:
Restructuring costs	—	—	14,446	—	5,127	19,573
Intangible asset impairments	—	—	29,934	—	—	29,934
Impairments triggered by restructuring	—	—	15,636	—	—	15,636
Adjusted operating income (loss)	24,630	4,919	(52,429)	11,746	(86,541)	(97,675)

($000s)	Liquor Retail	Cannabis Retail	Cannabis Operations	Investments	Corporate	Total
Year ended December 31, 2022
Operating income (loss)	20,619	(180,956)	(29,372)	(91,275)	(66,790)	(347,774)
Adjustments:
Restructuring costs (recovery)	—	—	—	(670)	—	(670)
Intangible asset impairments	—	172,609	1,850	—	—	174,459
Adjusted operating income (loss)	20,619	(8,347)	(27,522)	(91,945)	(66,790)	(173,985)

Free cash flow

Free cash flow is a non-IFRS financial measure which the Company uses to evaluate its financial performance. Free cash flow provides information which management believes to be useful to investors, analysts and others in understanding and evaluating the Company’s ability to generate positive cash flows as it removes cash used for non-operational items. The Company defines free cash flow as the total change in cash and cash equivalents less cash used for common share repurchases, dividends (if any), changes to debt instruments, changes to long-term investments, net cash used for acquisitions plus cash provided by dispositions (if any).

	Three months ended December 31		Year ended December 31
($000s)	2023	2022	2023	2022
Change in cash and cash equivalents	(6,942)	(11,841)	(84,545)	(278,665)
Adjustments:
Repurchase of common shares	—	7,241	1,536	13,390
Changes to debt instruments	—	—	—	10,000
Changes to long-term investments	8,325	17,693	25,821	194,735
Acquisitions, net of cash acquired	—	(2,509)	(3,695)	28,640
Free cash flow	1,383	10,584	(60,883)	(31,900)

Non-IFRS Financial Ratios

Gross profit before fair value adjustments percentage

Gross profit before fair value adjustments percentage is a non-IFRS financial ratio which the Company uses to evaluate its operating performance in the Company’s cannabis operations segment. The Company defines gross profit before fair value adjustments percentage as gross profit before fair value adjustments divided by net revenue.

RELATED PARTIES

The Company entered into the following related party transactions during the periods noted, in addition to those disclosed in note 19 of the Audited Financial Statements relating to the Company’s SunStream joint venture.

A member of key management personnel jointly controls a company that owns property leased to SNDL for one of its retail liquor stores. The lease term is from November 1, 2017 to October 31, 2027 and includes extension terms from November 1, 2027 to October 31, 2032 and November 1, 2032 to October 31, 2037. Monthly rent for the location includes base rent, common area costs and sign rent. The rent amounts are subject to increases in accordance with the executed lease agreement. For the year ended December 31, 2023, the Company paid $167.0 thousand in total rent with respect to this lease (March 31, 2022 to December 31, 2022 — $117.9 thousand).

Compensation of key management personnel

The Company considers directors and officers of the Company as key management personnel.

	Year ended December 31
	2023	2022
Salaries and short-term benefits	7,255	4,505
Share-based compensation	9,237	5,871
	16,492	10,376

OFF BALANCE SHEET ARRANGEMENTS

As at December 31, 2023, the Company did not have any off-balance sheet arrangements.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Company makes assumptions in applying critical accounting estimates that are uncertain at the time the accounting estimate is made and may have a significant effect on the Audited Financial Statements. Critical accounting estimates include the classification and recoverable amounts of CGUs, value of biological assets and inventory, estimating potential future returns on revenue, convertible instruments, value of investments, value of equity-accounted investees, value of leases, acquisitions and fair value of assets acquired and liabilities assumed in a business combination. Critical accounting estimates are based on variable inputs including but not limited to:

•
Demand for cannabis for recreational and medical purposes;
•
Price of cannabis;
•
Expected cannabis sales volumes;
•
Demand for liquor;
•
Price of liquor;
•
Expected liquor sales volumes;
•
Changes in market interest and discount rates;
•
Future development and operating costs;
•
Costs to convert harvested cannabis to finished goods;
•
Expected yields from cannabis plants;
•
Potential returns and pricing adjustments; and
•
Market prices, volatility and discount rates used to determine fair value of equity-accounted investees.

Changes in critical accounting estimates can have a significant effect on profit or loss as a result of their impact on revenue, costs of sales, provisions and impairments. Changes in critical accounting estimates can have a significant effect on the valuation of biological assets, inventory, property, plant and equipment, provisions and derivative financial instruments.

For a detailed discussion regarding the Company’s critical accounting policies and estimates, refer to the notes to the Audited Financial Statements.

NEW ACCOUNTING PRONOUNCEMENTS

The International Accounting Standards Board (“IASB”) and the IFRS Interpretations Committee regularly issue new and revised accounting pronouncements which have future effective dates and therefore are not reflected in the Company’s consolidated financial statements. Once adopted, these new and amended pronouncements may have an impact on the Company’s consolidated financial statements. The Company’s analysis of recent accounting pronouncements is included in the notes to the Audited Financial Statements.

RISK FACTORS

In addition to the other risks described elsewhere in this document, for a detailed discussion regarding the Company’s risk factors, refer to the “Risk Factors” section of the AIF.

DISCLOSURE CONTROLS AND PROCEDURES

The Company has designed disclosure controls and procedures (as defined in National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings (“NI 52-109”) and Rules 13a-15(e) and 15d-15(e) under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”)) to provide reasonable assurance that: (i) material information relating to the Company is made known to the Company’s Chief Executive Officer and Chief Financial Officer by others, particularly during the period in which the annual and interim filings are being prepared; and (ii) information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time period specified in such securities legislation. Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2023. Based upon evaluation of the Company’s disclosure controls and procedures as of December 31, 2023, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures were not effective as of December 31, 2023, due to a material weakness in the Company’s internal control over financial reporting further described below.

During 2023, the Company's operations continued to expand rapidly and significantly in scale and scope particularly through the Valens Transaction.

However, giving full consideration to the material weakness discussed below, the Company has concluded that the Audited Financial Statements present fairly, in all material respects, the Company’s financial position, the results of its operations and its cash flows for each of the periods presented in accordance with IFRS Accounting Standards, as issued by the IASB.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in National Instrument – Certification of Disclosure in Issuers’ Annual and Interim Filings (“NI 52-109”) and Rules 13a-15(f) and 15d-15(f) under the Exchange Act). Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS Accounting Standards and includes those policies and procedures that:

(1)
pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect our transactions and the dispositions of our assets;
(2)
provide reasonable assurance that our transactions are recorded as necessary to permit preparation of financial statements in accordance with applicable accounting principles and that our receipts and expenditures are being made only in accordance with appropriate authorizations of our management and directors; and
(3)
provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Projections of any evaluation of effectiveness for future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision of and with the participation of our Chief Executive Officer and Chief Financial Officer, management assessed the effectiveness of our internal control over financial reporting as of December 31, 2023, using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control – Integrated Framework (2013). A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

As at December 31, 2023, the Company’s management determined that it did not maintain effective internal control over financial reporting due to the existence of the following material weakness:

•
Information technology general controls (“ITGCs”) were considered to be not designed and operating effectively to ensure (i) that access to applications and data, and the ability to make program and job changes, were adequately restricted to appropriate personnel and (ii) that the activities of individuals with access to modify data and make program and job changes were appropriately monitored. Business process controls (automated and manual) that are dependent on the affected ITGCs could have been adversely impacted and therefore are also considered to be ineffective as at December 31, 2023.

This material weakness did not result in material misstatements of the Audited Financial Statements. This material weakness creates a reasonable possibility that a material misstatement to the Audited Financial Statements would not be prevented or detected on a timely basis.

In accordance with guidance issued by the Canadian Securities Administrators and the SEC, companies are permitted to exclude acquisitions from their final assessment of internal control over financial reporting for the first fiscal year in which the acquisition occurred. Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, did not limit the evaluation of our internal control over financial reporting to exclude controls, policies and procedures and internal control over financial reporting over any acquired operations including the operations acquired through the Alcanna Transaction.

The Company’s independent auditors, Marcum LLP, have issued an unqualified opinion on the Audited Financial Statements and an adverse opinion on the effectiveness of internal control over financial reporting as of December 31,

2023. These audit reports are included in the Audited Financial Statements.

REMEDIATION

Management has implemented and continues to implement measures designed to ensure that control deficiencies are remediated, such that these controls are designed, implemented, and operating effectively. The remediation actions include:

•
continuing to strengthen procedures and controls related to the provisioning of and periodic review of user access to IT systems;
•
enhancing the timeliness and precision of executing user access reviews; and
•
working with our advisors to continue to assist with process improvements and strengthening of controls over financial systems.

At March 20, 2024, the above remediation measures are in progress but will not be considered remediated, until the updated controls operate for a sufficient period of time, and management has concluded through testing, that these controls are operating effectively.

The Company is pursuing remediation of the above material weakness during the 2024 fiscal year.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

Except for the remediation activities described above, as of December 31, 2023, there have been no other changes in our internal control over financial reporting (as defined in NI 52-109 and Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during the year ended December 31, 2023, that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

ABBREVIATIONS

The following provides a summary of common abbreviations used in this document:

Financial and Business Environment
$ or C$	Canadian dollars
U.S.	United States
US$	United States dollars

FORWARD-LOOKING INFORMATION

This MD&A may contain forward-looking information concerning the Company’s business, operations and financial performance and condition, as well as the Company’s plans, objectives and expectations for its business operations and financial performance and condition, such as the expectation for cost savings to be generated by the Company’s continued cost savings initiatives. Any statements contained herein that are not statements of historical facts may be deemed to be forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “aim”, “anticipate”, “assume”, “believe”, “contemplate”, “continue”, “could”, “due”, “estimate”, “expect”, “goal”, “intend”, “may”, “objective”, “plan”, “predict”, “potential”, “positioned”, “pioneer”, “seek”, “should”, “target”, “will”, “would”, and other similar expressions that are predictions of or indicate future events and future trends, or the negative of these terms or other comparable terminology.

Although the forward-looking statements contained in this MD&A are based on assumptions that the Company believes are reasonable, you are cautioned that actual results and developments (including Company results of operations, financial condition and liquidity, and the development of the industry in which the Company operates) may differ materially from those made in or suggested by the forward-looking statements contained in this MD&A. In addition, even if results and developments are consistent with the forward-looking statements contained in this MD&A, those results and developments may not be indicative of results or developments in subsequent periods.

These forward-looking statements are based on current expectations, estimates, forecasts and projections about the Company’s business and the industry in which it operates and management’s beliefs and assumptions and are not guarantees of future performance or development and involve known and unknown risks, uncertainties and other factors that are in some cases beyond its control. As a result, any or all of the forward-looking information in this MD&A may turn out to be inaccurate. Factors that may cause actual results to differ materially from current expectations include, among other things, those listed under the section titled “Risk Factors” in the AIF and otherwise described in this MD&A. Readers of this MD&A are urged to consider these factors carefully in evaluating the forward-looking statements. These forward-looking statements speak only as of the date of this MD&A and, except as required by applicable law, the Company assumes no obligation to update or revise these forward-looking statements for any reason, even if new information becomes available in the future. You should, however, review the factors and risks we describe in the reports we will file from time to time with applicable securities regulators, including the Canadian securities regulators and the U.S. Securities and Exchange Commission (the “SEC”), after the date of this MD&A.

This MD&A contains estimates, projections and other information concerning the Company’s industry, its business and the markets for its products. Information that is based on estimates, forecasts, projections, market research or similar methodologies is inherently subject to uncertainties, and actual events or circumstances may differ materially from events and circumstances that are assumed in this information. Unless otherwise expressly stated, the Company obtained this industry, business, market and other data from its own internal estimates and research as well as from reports, research surveys, studies and similar data prepared by market research firms and other third parties, industry, medical and general publications, government data and similar sources. Certain statements included in this MD&A may be considered “financial outlook” for purposes of applicable securities laws, and such financial outlook may not be appropriate for purposes other than this MD&A. The purpose of the financial outlook is to provide readers with disclosure of the Company’s reasonable expectations of its anticipated results. The financial outlook is provided as of the date of this MD&A.

In addition, assumptions and estimates of the Company’s and industry’s future performance are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section titled “Risk Factors” in the AIF and elsewhere in this MD&A. These and other factors could cause the Company’s future performance to differ materially from the Company’s assumptions and estimates. Readers of this MD&A are cautioned against placing undue reliance on forward-looking statements.

Further information regarding the assumptions and risks inherent in the making of forward-looking statements can be found in the AIF, along with the Company’s other public disclosure documents. Copies of the AIF and other public disclosure documents are available under the Company’s profile on the System for Electronic Document Analysis and Retrieval (“SEDAR+”) at www.sedarplus.ca and on the EDGAR section of the SEC’s website at www.sec.gov.

ADDITIONAL INFORMATION

Additional information relating to the Company, including the Company’s most recent AIF, can be viewed under the Company’s profile on SEDAR+ at www.sedarplus.ca, on the EDGAR section of the SEC’s website at www.sec.gov, or on the Company’s website at www.sndl.com. The information on or accessible through our website is not part of and is not incorporated by reference into this MD&A, and the inclusion of our website address in this MD&A is only for reference.